Contact

www.linkedin.com/in/
naveentulseela (LinkedIn)

Top Skills

Enterprise Software
Start-up Leadership
Start-up Ventures

Languages

English

Naveen Tulseela

Lead Software Engineer at Docusign | Startup Founder | UIUC
San Ramon, California, United States

Summary

Over 14 years of experience in Mobile application software
architecture, design and development on different mobile platforms
such as Android, iPhone, BREW, uiOne, Ericsson Mobile
platforms(EMP).

Specialties: Architecture, Design, Development of mobile
applications

Experience

DocuSign
6 years 9 months

Lead Software Engineer
April 2022 - Present (3 years 7 months)
San Francisco, California, United States

- Leading and building DocuSign Android efforts

- Technical leadership

- Micro services Architecture and API Design

- Leading and building Micro services in backend

Sr. Android Engineer
February 2019 - April 2022 (3 years 3 months)
San Francisco Bay Area

- Leading DocuSign Android SDK development

SchoolRyde
Founder
July 2023 - Present (2 years 4 months)
California, United States

• Founded SchoolRyde (https://www.schoolryde.com), a tech platform for
student transportation that helps taxi companies offer school rides via dispatch
systems integration and helps families get affordable rides.

• Finalist in PitchSF, a startup competition hosted by the San Francisco Small Business Development Center, for presenting SchoolRyde as a high-potential edtech transportation platform.
• Quarter finalist in GAMIC - Global Automotive & Mobility Innovation Challenge(https://gamicevent.org/), showcasing passion for creating safer, affordable, and reliable solutions.

Oracle
Principal Engineer
June 2016 - February 2019 (2 years 9 months)

Worked on APM (Application Performance Monitoring) in Oracle Management Cloud.
• Architected, Designed and developed android Mobile Agent.
• Collaborated with cross-functional teams to define, design and implement new features.
• Built roadmap for android mobile agent.
• Documentation.

Asurion
Lead Mobile Developer
January 2014 - May 2016 (2 years 5 months)

- Design and development of libraries and apps on android
- Analytics
- Telemetry
- POCs
- Hackathons

MobiTV
Sr. Software Engineer
March 2008 - January 2014 (5 years 11 months)

Mobile application software design and development on mobile platforms such as iPhone, Android and BREW/uiOne platforms.

Wipro Technologies
Sr Software Engineer
October 2003 - February 2008 (4 years 5 months)

Experience in mobile application software development on different mobile platforms like BREW, uiOne, Ericsson Mobile platforms.

Education

University of Illinois Urbana-Champaign
Master's degree, Computer Science · (2021 - 2024)

Jawaharlal Nehru Technological University
B.Tech, Computer Science & Engineering · (1998 - 2002)